Form C

Cover Page

Name of issuer:

  Undesert Corporation

Legal status of issuer:

  Form: Corporation

  Jurisdiction of incorporation/organization: DE

  Date of organization: October 18, 2021

Physical address of issuer:

Headquarters

3283 Walnut Street
Apt B
Los Alamos, NM 87544
United States

Website of issuer:

  https://UNDESERT.COM

Name of Co-issuer:

Undesert Corporation Investments SPV LLC

Legal Status of the Co-issuer:

Form: LLC

Jurisdiction of incorporation/organization: DE

Date of organization: 12/02/2021

Physical Address of Co-Issuer:

108 Lakeland Avenue
Dover DE 19901
United States

Name of intermediary through which the offering will be conducted:

  Fundify Portal, LLC

CIK number of intermediary:

  1788777

CRD number, if applicable, of intermediary:

  306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

  Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

  Not applicable

Type of security offered:

  Other

  If Other, describe the security offered:

    SAFE

Target number of securities to be offered:

  25,000

Price:

  $1

Target offering amount:

$25,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$245,000

Deadline to reach the target offering amount:

June 30, 2022 at 20:59:59 MST

Current number of employees:

2

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$450,000	$400,000
Cash & Cash Equivalents	$9,000	$10,000
Accounts Receivable	--	--
Short-term Debt	--	--
Long-term Debt	--	--
Revenues/Sales	$1,217	$4,247
Cost of Goods Sold	$7,982	$23,000
Taxes Paid	--	--
Net Income	$(6,765)	$(18,753)

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kansas	☑ New York
☑ Alaska	☑ Kentucky	☑ North Carolina
☑ Arizona	☑ Louisiana	☑ North Dakota
☑ Arkansas	☑ Maine	☑ Ohio
☑ California	☑ Maryland	☑ Oklahoma
☑ Colorado	☑ Massachusetts	☑ Oregon
☑ Connecticut	☑ Michigan	☑ Pennsylvania
☑ Delaware	☑ Minnesota	☑ Rhode Island
☑ District Of Columbia	☑ Mississippi	☑ South Carolina
☑ Florida	☑ Missouri	☑ South Dakota
☑ Georgia	☑ Montana	☑ Tennessee
☑ Hawaii	☑ Nebraska	☑ Texas
☑ Idaho	☑ Nevada	☑ Utah
☑ Illinois	☑ New Hampshire	☑ Vermont
☑ Indiana	☑ New Jersey	☑ Virginia
☑ Iowa	☑ New Mexico	☑ Washington
☑ West Virginia	☑ Wisconsin	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Undesert Corporation

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Instructions:

If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Hill Kemp	Technology & Operations	October 18, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CTO	Inventions, Technical Development, Operations	October 18, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
KII, Inc.	CEO	Executive Management	Solar Desalination Technology and Operations	August 7, 2008	October 18, 2021

Director Name	Principal Occupation	Year Joined as Director	Status
Nicholas Scot	Executive Management	October 18, 2021	Full Time

Nicholas Seet	Executive Management	October 18, 2021	Full Time	

Previous positions

Position	Responsibilities	Start date	End date
CEO	Executive Management	October 18, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
ENER, LLC	CEO	Executive Management	Environmental Development	May 15, 2010	October 18, 2021

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Hill Kemp	CTO	October 18, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CTO	Inventions, Technical Development, Operations	October 18, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
KII, Inc.	CEO	Executive Management	Solar Desalination Technology and Operations	August 7, 2008	October 18, 2021

Officer Name	Title	Date Joined	Status
Nicholas Seet	CEO	October 18, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO	Executive Management	October 18, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
ENER, LLC	CEO	Executive Management	Environmental Development	May 15, 2010	October 18, 2021

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Hill Kemp	5,000,000 shares of Class A	50%
Nicholas Seet	5,000,000 shares of Class A	50%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Undesert predecessor company, KII, Inc was founded on August 7, 2008 and developed the solar desalination technology under two grants from the US Department of Interior. The technology was sold to Merlin Farms and used to build a desalination system in the United Arab Emirates in support of food production. Under KII, Inc 2 US patents and 2 Australian patents were issued to CEO Hillery Kemp. Undesert is fully licensed to use the technology by Hillery Kemp.

Undesert is a Los Alamos, NM-based small business. Our mission is to cultivate commercial forests in idle raw desert for the purpose of capturing and sequestering atmospheric carbon dioxide to reduce concentrations in the air and mitigate global warming. Tree growth will be sustained using proprietary solar powered desalination technology feeding sea water, saline water or otherwise unusable water sources. Global warming is a multi-trillion-dollar threat to survival of human life on the earth. The Undesert sequestration of carbon in

trees will meet international standards for certified carbon capture and sequestration. Carbon will be sequestered for over 100 years as wood/lumber products and tree derived biochar buried in planting sites to enhance soil quality.

Undesert was formed using Founder's funding and owned IP. Initial IP research was funded using US Government Grants and the technology has been in commercial use in the Middle East desert for food growth for over two years. The IP is patented in the US and internationally. The Undesert application uses desalinated water to grow and sustain commercial forest on otherwise unusable land. This approach offers carbon capture and sequestration at the global scale of billions of tons of carbon captured annually. The Undesert land use for forests does not compete with other vital land uses like food production, commercial/industrial facilities and habitation. The company objective of halting or reversing global warming can be accomplished using only a tiny fraction of available idle desert.

Undesert is a participant in the MassChallenge 2021 Accelerator, the Avatar Innovations Accelerator and the Elon Musk XPrize Carbon Capture Contest.

MARKET

The Carbon Capture Market was approximately $3 billion in 2020, up 34% from the prior year. Projections by Forbes indicate the market will grow to $200 billion by 2050. The World Wildlife Foundation reports that over 60% of Fortune 500 companies have announced action to address their carbon footprint and offset purchasing is a key method to accomplish those goals to avoid disrupting their primary business. In 2020 market prices for carbon offsets ranged from $8/ton for third world forest promises to $40/ton in Canada and $1,000/ton by Microsoft. The Microsoft offering is aimed to incentivize development of global scaled technology for carbon capture and emission reduction. All of the 2020 $3 billion market addressed less than 20% of the carbon dioxide offsets needed to meaningfully address global
warming. The market is formative and somewhat volatile.

warming. The market is formative and somewhat volatile.

According to the Harvard Business School 2020 report Voluntary Carbon Offsets Market: Supporting Net-Zero Ambition;

Work from the Energy Transition Commission (ETC) estimates that 7-8bn tonnes of CO_2 per annum, equivalent to the total energy related emissions of US and India combined in 2019, needs to be captured and sequestered in carbon-based products, underground storage, or natural carbon sinks by 2040, while an article in Nature Journal estimates the cost of inaction at USD400 in social costs per tonne of CO_2 emitted.

CUSTOMERS

The majority of US major companies have active plans to offset their carbon footprint via carbon capture or reduce that footprint via emission reduction/avoidance. The devastating impacts of global warming are driving companies and some governments to make mitigation of global warming a top priority. Customer demand now exceeds available, certifiable carbon offsets so customers are striving to find viable solutions.

From the HBS article:

Corporates are increasingly signalling a commitment to negative emissions and using carbon offsets to deliver a net- zero outcome. There is increasing momentum behind company and sector commitments to decarbonisation, setting climate goals and pathways to net-zero.

COMPETITION

The urgency for action on global warming mitigation has spawned hundreds of research projects to address the problem. The current available solutions are principally found as retention or enhancement of third world forests and plant sites. Many of those offerings have proved to be only marginally certifiable or even fraudulent. The technology development arena has dozens of promising possibilities such as Direct Air Capture, Biochar, Algae Cultivation, et. al. The Undesert approach stands alone in addressing carbon capture at a global scale. The current initiatives are focused on incremental increase of the current market’s handling of only 20% of the needs. Governments and big companies remain on the sidelines awaiting development of a truly global scaled approach.


2020 C OFFSET
$3 BB MARKET
BILLIONS TONS / YEAR
+4
+2
0
-2
EXCESS
UNDESRT
8 GIGA SMART FORE.STS
BALANCED
CARBON
NEGATIVE

INTELLECTUAL PROPERTY PROTECTION

Undesert Co-Founder and CTO Hillery Kemp holds two US Utility patents and two Australian Utility patents on solar powered desalination. Founders Seet and Kemp hold further pending patents. The desalination technology features 100% solar power, zero liquid discharge and zero carbon footprint.

Description	Number	Country	Date
Solar Distillation System	US8,088,257	USA	1/3/2012
Systems and Methods for Water Distillation	US8,850,085	USA	11/12/2013
Solar Distillation System	AUS2008317021	AUS	11/22/2012
Systems and Methods for Water Distillation	AUS2010306737	AUS	1/12/2017

PRODUCTION AND MARKETING PLAN

Production

Idle desert land with water rights will be purchased. The desalination equipment is a combination of commercially available equipment/tankage and irrigation systems plus assembly of proprietary equipment. The proprietary equipment is made from common off the shelf (COTS) materials and will be assembled by a contract shop. Pine seedlings will come from a combination of private and government seedling suppliers. Contract labor will be used for planting seedlings. Trees will be harvested as lumber at the end of their 18-life, sequestering carbon for a century, and the site will be replanted in the practice of renewable forestry in order to establish sustained soil-based carbon capture.

Marketing

The Undesert marketing plan will be based on pre-certification of carbon credits by established certification/verification organizations according to internationally accepted protocols. Carbon Offset Credits will be pre-sold to corporate and government entities with levelized payments for annual credits based on the expected 18-year carbon capture for the life of the desert variety trees. Governments will be involved in any regulatory requirements based on local situations. Organizations which will certify Carbon Credits will be screened to assure their portfolio includes forestation/afforestation credits and established protocols for measuring the carbon content of trees, including the root systems. The Avatar Innovation Accelerator will link Undesert with potential corporate partners to enable organizational scale up to multi-square mile sized desert forest plots. Undesert will strive to establish carbon capture forests in deserts on several continents and will strive to include local governments in the endeavor.

The marketing plan includes partnerships with lumber and wood product organizations and community development entities to assure development, application and long term use of wood products.



CUSTOMER TARGETING AND ACQUISITION

The initial customer acquisition will come from the certification organization's customers already served. With intense customer interest and inadequate global scaled suppliers there is expectation of a seller's market.



RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are pre-revenue and will be launching a combination of technologies which, though proven, have not been used in our particular configuration/environment before.

Undesert provides a bridge between two threads of technologies which have not been used in combination before. Additionally there are no known examples of establishment of vast commercial forests in desert conditions.

We have not prepared any audited financial statements.

The Company is pre-revenue so there is no history of financial performance.

The amount of capital the Company is attempting to raise is adequate to establish initial operations. There will be a need for additional capital to move to scale operations.

The need for additional capital will come early in the operations track and will have only limited operating history to support capital acquisition.

We rely on other suppliers for some components and their abilities at scale are unproven. In particular, the seedling supply will need to move considerably to scale and do so early.

The ability for some suppliers to match our scaleup requirements is unknown. The problem will be more pronounced with international deployments.

We may not be able to manage the future growth effectively.

In order to match the potential scaleup requirements the Company organization and systems will have to expand quickly and effectively. Executive management talent will have to be successfully recruited early.

Although dependent on some key personnel, the Company does not have key personnel insurance policies on those people.

With the two Founders as key to the success of building a full organization key personnel insurance will have to be an early priority.

The market we enter is new, nascent and volatile and is subject to significant and rapid change.

Market growth is rampant such that today's market would have been unrecognizable only six months ago. With market change almost chaotic there is risk of unforeseen developments and players.

Special Purpose Vehicle

The purchase of the securities offered in this offering will become an investor in Digital ARC Investments SVP, LLC (the "SPV") and not an investor directly into Digital ARC, LLC. Ownership in the SPV rather than direct ownership in Digital ARC, LLC may afford the purchaser with different rights/responsibilities than if the purchaser had invested directly into Digital ARC, LLC.

Other Risks

Other Risks

Undesert will acquire all required permits and licenses required for all operations. Undesert will acquire insurance on installations and key employees and will assure that all employees are fully vaccinated for Covid 19. Founders Seet and Kemp will be able to control business and operations without input from investors from this offering. Securities carry some risks to investment and the SAFE notes may never convert into equity. Issued patents are enforceable under existing treaty agreements and Undesert is fully licensed to use the required patents. Undesert has no operating history so no financials of a going concern are available.

> **Instructions:**
>
> Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

This offering is proposed to establish a 5-acre, commercial scale forest installation suitable for scale up to multiple square mile size for global scale operation. It will also provide space for an additional 4 forests for early customers. The offering includes funds for the first year management and operation of the forest. In the event the Target funds are raised the funds will be used to acquire a 5-acre site and plant that site in sufficient trees to capture 1,000 tonnes per year of carbon dioxide.

10. How does the issuer intend to use the proceeds of this offering?:

USE OF FUNDS		
LAND ACQUISITION	$	25,000.00
WATER WELL	$	25,000.00
REGULATORY PERMITS	$	3,000.00
DESALINATION EQUIPMENT ASSEMBLED	$	62,000.00
ENGINEERING DESIGN	$	9,000.00
INSTALLATION LABOR	$	25,000.00
SITE MANAGEMENT	$	35,000.00
SUPPLIES	$	13,000.00
EQUIPMENT	$	15,000.00
OPERATING EXPENSES AND TAXES	$	15,000.00
WORKING CAPITAL RESERVE	$	3,500.00
INTERMEDIARY FEE	$	14,500.00
TOTAL	$	245,000.00

Any oversubscription of this offering will be used to develop the additional four 5-acre forest plots for sale for other customers and to provide for the buildup of the administrative support for the organization.

> **Instructions:**
>
> An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

The Undesert Corporation will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the attached SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more

SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement. The issuer will use KoreConX for their transfer agent services

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

The investment will be via a SAFE and associated Proxy. Both are available as Form C Exhibit available for download.

Undesert Corporation, a Delaware Corporation (the "Company) hereby issues to the investor the right to certain shares of the Company's Capital stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All of the definitions, terms and conditions are defined in the SmartSAFE and associated voting right Proxy agreement document that accompany this Form C filing.

The Target Number of securities to be offered is 25,000

The Maximum Number of securities to be offered is 245,000

The Price per security offered is $1.00

The "Discount" is 20%

The "Valuation Cap" is $10,000,000

Any purchaser of the securities being offered should carefully review the Issuer and Co-Issuer's Operating Agreements and Unit Purchase Agreement which provide additional details pertinent to the securities being offered and the responsibilities of any purchaser of the securities being offered.

Additional SAFE Notes may be issued at the Manager's discretion on an as-needed basis. SAFE Notes issued by the Manager may cause dilution of the ownership percent for the purchaser of the securities being offered.

dilution of the ownership percent for the purchaser of the securities being offered.

The purchaser of the securities being offered is purchasing SAFE Notes of Undesert Corporation Investments SPV, LLC. Undesert Corporation Investments SPV, LLC has been organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer (Undesert Corporation) and raising capital in one or more offerings made in compliance with §§ 227.100 through 227.504 (Regulation Crowdfunding). Undesert Corporation Investments SPV, LLC will purchase SAFE Notes in Undesert Corporation.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this provision; and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Amount Authorized 10,000,000

Amount Issued 510,000,000

Voting Rights The holders are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meeting)

Anti-Dilution Rights None

How this Security may limit, dilute, or qualify the issuance pursuant to Reg CF: N/A

% of Ownership by 95% holders of such Securities

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security

identified above?:

The rights of the securities being offered may not be materially limited, diluted or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

Not Applicable

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The securities will not be valued until a qualified funding event per the SmartSAFE agreement. Investments terms and conditions are detailed in the SmartSAFE document.

The valuation cap is based on the intellectual property composed of product concept, market research and product definition. The company value also includes the market knowledge and operating experience of the team.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Risk to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions of the company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

Not Applicable

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

No

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-

law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Undesert is funded by the financial resources of the Founders which are sufficient for planned start-up operations. Initial multi-year contracts will be used as collateral for operating loans. The predecessor company, KII, Inc., is debt free and the issued patents are a considerable asset. It is anticipated that desert forestry and carbon credits will yield a substantial increase in revenue compared to the prior smaller revenue of food production.

Initial operations will be funded through sale of carbon credits levelized over the 18-year life of initial plantings. The operation is expected to be cash positive by the end of year 3 with revenues over $100,000 and an expected growth in revenue over 15% annually.

Instructions:

The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of   No purchasers of securities?:

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?: No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?: No

engaging in the business of securities, insurance or banking?: No

engaging in savings association or credit union activities?: No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?: No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?: No

places limitations on the activities, functions or operations of such person?: No

bars such person from being associated with any entity or from participating in the offering of any penny stock?: No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?: No

Section 5 of the Securities Act?: No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and
2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Not Applicable

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

Within 120 days after the end of the Company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

https://UNDESERT.COM